Exhibit 99.10

AMENDMENT NO. 1

TO

AGREEMENT OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT OF MERGER (this “Amendment”) is made and entered into as of this 23rd day of July, 2007, by and among Alkaloida Chemical Company Exclusive Group Ltd., (“Parent”), Aditya Acquisition Company Ltd., an Israeli company under the control of Parent (“Merger Sub”), and Taro Pharmaceutical Industries Ltd., an Israeli company (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties wish to amend the Agreement of Merger, dated as of May 18, 2007, by and among Parent, Merger Sub and the Company (the “Merger Agreement” ) upon the terms and conditions set forth in this Amendment;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.	Amendment of Section 4.3. Section 4.3 of the Merger Agreement is hereby amended in its entirety by replacing the existing text with the following text:

“If any Acquisition Proposal or Acquisition Inquiry is made or submitted by any Person during the Pre-Closing Period, then the Company shall as promptly as practicable after receipt of such Acquisition Proposal or Acquisition Inquiry advise Parent of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof, together with a copy of any written materials provided to the Company by such Person). The Company shall keep Parent informed with respect to: (i) the status of any such Acquisition Proposal or Acquisition Inquiry; and (ii) the status and terms of any modification or proposed modification thereto. Furthermore, the Company shall provide Parent with five business days prior notice (or such less prior notice as is provided to the members of the Company’s board of directors) of any meeting of the Company’s board of directors at which the board of directors of the Company is reasonably expected to consider any Acquisition Proposal or Acquisition Inquiry.”

2.

Waiver of Certain Provisions of the Voting Agreement. Parent hereby waives in all respects Paragraph 5 (No Solicitation) in each Voting Agreement, dated as of May 18, 2007 (collectively, the “Voting Agreements”), between each of Barrie Levitt, Daniel Moros, Tal Levitt, the Taro Development Corporation and Morley and Company, on the one hand, and Parent, on the other hand.

3.

Continuing Effect. This Amendment shall not constitute an amendment, modification or waiver of any provision of the Merger Agreement or any of the Voting Agreements not expressly referred to herein. Except as expressly set forth in this Amendment, the terms, provisions and conditions of the Merger Agreement and the Voting Agreements shall remain unchanged and in full force and effect.

4.	Counterparts. This Amendment may be executed in any number of counterparts which, taken together, shall constitute a single, binding instrument.

5.

Governing Law. This Amendment and any disputes arising out of or related to it shall be governed by, and construed in accordance with, the laws of the State of Israel, disregarding the provisions concerning internal conflict of laws. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in The City of New York.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment No.1 to be executed as of the date first written above by their respective officers thereunto duly authorized.

Taro Pharmaceutical Industries Ltd

By:	/s/ Tal Levitt
	Name:	Tal Levitt
	Title:	Secretary

Alkaloida Chemical Company Exclusive Group Ltd.

By:	/s/ Sudhir V. Valia
	Name:	Sudhir V. Valia
	Title:	Director

Aditya Acquisition Company Ltd.

By:	/s/ Sudhir V. Valia
	Name:	Sudhir V. Valia
	Title:	Director

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